ABSA

RECEIVED

2007 MAR 20 A 8:

07021939

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

...at

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

20 March 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

SUPPL

FAX: 00 1 202 772 9207

**FILE REFERENCE NO.
082-04569**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the termination of Dr D Baloyi's membership of the Boards of Absa Group and Absa Bank as published on the Johannesburg Securities Exchange's News Service (SENS) on Tuesday, 20 March 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

dw 3/20

ABSP AMAGB

ASA/ABSP - ABSA Group - ABSA Bank - Termination of Dr Danisa Baloyi's membership of the boards of ABSA Group and ABSA Bank

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code:
(Absa Bank)

TERMINATION OF DR DANISA BALOYI'S MEMBERSHIP OF THE BOARDS OF ABSA GROUP AND ABSA BANK

The Absa Group and Absa Bank boards have, in accordance with the articles of association of Absa Group and Absa Bank, terminated the services of Dr. Danisa Baloyi as a non-executive director of Absa Group and Absa Bank, with effect from 20 March 2007.

This action is the culmination of a process to review the position of Dr. Baloyi on the Absa Boards, following public disclosures regarding her involvement with the Fidentia matter.

Enquiries
Danie Cronje
Chairman
(+2711) 350-4337
E-mail: dcronje@absa.co.za

Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor:
Absa Capital, a division of Absa Bank Limited
Johannesburg
20 March 2007

Date: 20/03/2007 10:00:01 Produced by the JSE SENS Department.

END